Turbo Energy, S.A.

Street Isabel la Católica, 8, Door 51

Valencia, Spain 46004

December 13, 2024

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E. Washington, D.C. 20549

Attention: Melissa Gilmore and Kevin Woody

Re:	Turbo Energy, S.A. Form 20-F for the Year Ended December 31, 2023 File No. 001-41813

Ladies and Gentlemen:

We hereby submit the responses of Turbo Energy, S.A. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 3, 2024, providing the Staff’s comments with respect to the above-referenced Company’s annual report on Form 20-F, for the fiscal year ended December 31, 2023 (the “Form 20-F”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 1 to the Form 20-F (the “Amendment No. 1”) together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Form 20-F for the Year Ended December 31, 2023

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 92

1.	Based on your disclosures, it appears that your chief executive officer and chief financial officer concluded that, as of December 31, 2023, your disclosure controls and procedures (“DCP”) were determined to be effective. However, we note that your assessment of internal control over financial reporting (“ICFR”) was not effective due to the material weaknesses described therein. To the extent that ICFR has been determined to be not effective due to the material weakness identified, we would expect your DCP also to be not effective due to the substantial overlap of controls. Refer to SEC Release No. 33-8238, Section II.D. Please revise to ensure consistent conclusions for both DCP and ICFR are presented.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that, upon review, we determined the inconsistency was due to an inadvertent typographical error, which has been corrected in Amendment No. 1. Specifically, our Chief Executive Officer and Chief Financial Officer concluded that our Company’s ICFR was effective as of December 31, 2023, and the conclusion regarding DCP is now consistent with this assessment.

Management’s Annual Report on Internal Control Over Financial Reporting, page 93

2.	We note your disclosure that based on your evaluation and as a result of the material weakness discussed within, your chief executive officer and chief financial officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023 due to the existence of the disclosed significant deficiencies. Please correct your disclosure as it appears the conclusion should state “not effective” instead of “effective” in your conclusion. Please revise or advise us accordingly.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that, upon review, we determined the inconsistency was due to an inadvertent typographical error. There were no material weaknesses in the Company’s ICFR as of December 31, 2023. We have corrected our disclosure in Amendment No. 1.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +34 961 196 250 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

TURBO ENERGY, S.A.

	By:	/s/ Mariano Soria
	Name:	Mariano Soria
	Title:	Chief Executive Officer and Director

cc: Louis A. Bevilacqua, Esq.